**Mail Stop 4561**

December 4, 2007

William A. Roper, Jr.
President and Chief Executive Officer
VeriSign, Inc.
487 E. Middlefield Road
Mountain View, CA 94043

      **Re:    VeriSign, Inc.**
              **Registration Statement on Form S-1**
              **Filed November 5, 2007**
              **File No.: 333-147135**

Dear Mr. Roper:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-1

General

Calculation of Registration Fee

1.      Under "Amount to be Registered", you indicate that 36,371,000 shares of common stock are to be registered. However, the staff notes that in your selling securityholders section, you state that the total amount of shares of common stock to be registered is 36,379,861. Please reconcile.

Prospectus

2.      Throughout your prospectus you make several references to, and seem to be referring to your prospectus as, a "prospectus supplement." Please advise.

Selling Securityholders, page 91

3.      In your selling securityholders' table we note that the holders of 12.6% of the debentures convertible into 4,591,940 shares of your common stock are not listed. Please amend your registration statement to: list the names of the holders of these securities; identify the natural persons who exercise voting and/or dispositive power over the securities; and indicate whether the holders are broker-dealers or affiliates of broker-dealers. See Item 507 of Regulation S-K and Rule 430B of the Securities Act of 1933.

Plan of Distribution, page 95

4.      Your disclosure indicates that selling securityholders who are broker-dealers or affiliates of broker-dealers "may be deemed" to be underwriters. This disclosure appears appropriate regarding the broker-dealer affiliates given the disclosure in the selling securityholder section. However, this disclosure appears inappropriate with respect to the broker-dealers unless they received their securities as transaction-based compensation. Please advise or revise.

Information Incorporated by Reference, page 99

5.      In your amended registration statement on Form S-1 please update the information you are incorporating by reference. See Item 12 of Form S-1.

Exhibits and Financial Statement Schedules, page II-3

Exhibit 5.1, page II-3

6.      We note that Fenwick & West LLP qualifies their legal opinion by stating they are admitted to practice law in the state of California, yet opines as to whether or not the debentures are the valid and binding obligations of the company under the existing laws of the state of New York. We will accept an opinion of counsel in a jurisdiction in which counsel is not admitted to practice as long as the opinion is not qualified as to jurisdiction. Absent removal of the qualification or an opinion from counsel authorized to practice law in the state of New York, the opinion does not comply with Item 601(b)(5) of Regulation S-K. Please amend your registration statement so as to comply with Item 601(b)(5) of Regulation S-K.

\* \* \* \*

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Michael F. Johnson at (202) 551-3477 with any questions. If you need further assistance, you may contact me at (202) 551-3735.

Sincerely,


Barbara C. Jacobs
Assistant Director


cc:     Via facsimile: (650) 961-7300
        Richard H. Goshorn, Esq.
        VeriSign, Inc.


        Via facsimile: (650) 938-5200
        Jeffrey R. Vetter, Esq.
        Fenwick & West LLP